Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Hut 8 Mining Corp. (the "Company")

130 King Street West, Suite 1800

Toronto, Ontario

M5X 2A2

Item 2	Dates of Material Change

September 15, 2021 and September 17, 2021

Item 3	News Release

News releases with respect to the material change referred to in this Material Change Report were disseminated by the Company through newswire on September 15 and September 17, 2021, and subsequently filed under the Company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4	Summary of Material Change

On September 15, 2021, the Company announced that it had entered into an agreement with a syndicate of underwriters (the "Underwriters") in respect of a public offering (the "Offering") of 17,550,000 common shares in the capital of the Company ("Common Shares") at a price of US$8.55 per Common Share (the "Offering Price") for gross proceeds to the Company of US$150,052,500. The Company also granted the Underwriters an over-allotment option, exercisable for a period of 30 days from the date of the closing of the Offering, to purchase up to 2,632,500 additional Common Shares at the Offering Price.

On September 17, 2021, the Company announced the closing of the Offering, pursuant to which the Company issued an aggregate of 20,182,500 Common Shares (including 2,632,500 Common Shares issued pursuant to the full exercise of the over-allotment option) for gross proceeds to the Company of US$172,560,375.

Item 5	Full Description of Material Change

See Item 4.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this material change report, and may be contacted as follows:

Jaime Leverton, Chief Executive Officer

Telephone: (647) 521-7433

Email: info@hut8mining.com

Item 9	Date of Report

September 22, 2021.

SCHEDULE "A"

(see attached)

Hut 8 Mining Announces Pricing of $US150 Million Public Offering

TORONTO, CANADA September 15, 2021 – Hut 8 Mining Corp. (Nasdaq | TSX: HUT) ("Hut 8" or the "Company") today announced the pricing of its previously announced underwritten public offering in the United States and Canada (the "Offering").

The Company has agreed to sell to the underwriters (the “Underwriters”) 17,550,000 common shares (the "Common Shares") at a price of US$8.55 per share resulting in total gross proceeds to the Company of US$150,052,500.

The Offering is expected to close on September 17, 2021 subject to customary closing conditions, including approvals of the NASDAQ Stock Exchange and the Toronto Stock Exchange.

In addition, the Company has granted the Underwriters an over-allotment option, exercisable for a period of 30 days from the date of the closing of the Offering, to purchase up to 2,632,500 additional Common Shares, representing 15% of the total number of common shares to be sold pursuant to the Offering.

The Company anticipates the net proceeds of the Offering will be used to support the growth of its business including to fund capital investments in digital assets mining equipment to increase mining capacity, for working capital and other general corporate purposes and potentially for strategic partnerships, joint ventures, or acquisitions.

Canaccord Genuity is acting as the Sole Bookrunner for the Offering and Stifel GMP and Craig-Hallum are acting as Co-Managers for the Offering.

In connection with the Offering, the Company filed a preliminary prospectus supplement, and a final prospectus supplement will also be filed, with the U.S. Securities and Exchange Commission as a supplement to the base shelf prospectus included in the Company's effective registration statement on Form F-10 (SEC File No. 333-254059) under the U.S.-Canada multijurisdictional disclosure system (MJDS). The Company also filed a preliminary prospectus supplement, and will file a final prospectus supplement, to its base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The Offering will be made in the United States only by means of the registration statement, including the base shelf prospectus and applicable prospectus supplement and in Canada only by means of the base shelf prospectus and applicable prospectus supplement. Such documents contain important information about the Offering. Copies of, the registration statement and the preliminary prospectus supplement can and will be found on EDGAR at www.sec.gov and copies of the base shelf prospectus and the applicable prospectus supplement can and will be found on SEDAR at www.sedar.com. Copies of such documents may also be obtained from any of the following sources: Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com; or by contacting the Corporate Secretary of the Company at Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8, by email at info@hut8mining.com.

Prospective investors should read the base shelf prospectus and the prospectus supplement as well as the registration statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Hut 8 Mining Corp.

Hut 8 is one of North America’s largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin’s market direction. The Company’s multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8’s team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to pricing of the Offering and its completion.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: there being insufficient investor demand for the Offering; economic and market conditions being conducive to the Offering on the timeline currently anticipated or at all; fluctuations in the market price of the Company's common shares; risks related to the COVID-19 pandemic and its impact on the Company, economic conditions, and global markets; the failure of the Company and/or the underwriters to satisfy closing conditions to the Offering; other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant and those factors described in greater detail in our most recent annual and interim management's discussion and analysis, and in the "Risk Factors" section of the prospectus supplement dated September 14, 2021 and the Company's annual information form dated March 25, 2021, which are available at www.sedar.com, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

For further information: Media Contact: Hut 8, Dea Masotti Payne, T. 204-583-1695, E. dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

SCHEDULE "B"

(see attached)

Hut 8 Mining Closes US$173 Million Common Share Public Offering

TORONTO, CANADA September 17, 2021 – Hut 8 Mining Corp. (Nasdaq | TSX: HUT) ("Hut 8" or the "Company") today announced the closing of its previously announced underwritten public offering of common shares (the “Common Shares”) in the United States and Canada (the "Offering").

The Company sold 20,182,500 Common Shares including the full exercise of the underwriters’ option to purchase an additional 2,632,500 Common Shares. The Common Shares were offered to the public at a price of US$8.55 per share resulting in total gross proceeds to the Company of US$172,560,375.

The Company intends to use the net proceeds of the Offering to support the growth of its business including to fund capital investments in digital assets mining equipment to increase mining capacity, for working capital and other general corporate purposes and potentially for strategic partnerships, joint ventures, or acquisitions.

Canaccord Genuity acted as the Sole Bookrunner for the Offering and Stifel GMP and Craig-Hallum acted as Co-Managers for the Offering.

In connection with the Offering, the Company filed a prospectus supplement dated September 15, 2021 with the U.S. Securities and Exchange Commission as a supplement to the base shelf prospectus included in the Company's effective registration statement on Form F-10 (SEC File No. 333-254059) under the U.S.-Canada multijurisdictional disclosure system (MJDS). The Company also filed a prospectus supplement dated September 15, 2021, to its base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The Offering was made in the United States by means of the registration statement, including the base shelf prospectus and prospectus supplement and in Canada by means of the base shelf prospectus and prospectus supplement. Such documents contain important information about the Offering. Copies of, the registration statement and the prospectus supplement can be found on EDGAR at www.sec.gov and copies of the base shelf prospectus and prospectus supplement can be found on SEDAR at www.sedar.com. Copies of such documents may also be obtained from any of the following sources: Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com; or by contacting the Corporate Secretary of the Company at Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8, by email at info@hut8mining.com.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Hut 8 Mining Corp.

Hut 8 is one of North America’s largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin’s market direction. The Company’s multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8’s team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: fluctuations in the market price of the Company's common shares; risks related to the COVID-19 pandemic and its impact on the Company, economic conditions, and global markets; other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant and those factors described in greater detail in our most recent annual and interim management's discussion and analysis, and in the "Risk Factors" section of the prospectus supplement dated September 15, 2021 and the Company's annual information form dated March 25, 2021, which are available at www.sedar.com, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

For further information: Media Contact: Hut 8, Dea Masotti Payne, T. 204-583-1695, E. dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp